Mr. Keneath Chen                       Dan Matsui/Eugene Heller
Capital Operation Department           Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-5305
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188            E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101



                     QIAO Xing Universal Telephone reports
                               sIX-MONTH results

GUANGDONG, CHINA (October 5, 2000) -- Qiao Xing Universal Telephone, Inc. ("Company") (NASDAQ: XING) today announced results for the six-month period ended June 30, 2000.

Net sales were $22.9 million, compared to $21.6 million for the six-month period in 1999. The increase is attributable to the growing market for the Company's line of high quality corded and cordless telephones, including the successful introduction of digitally enhanced cordless telephones ("DECT") into its product line and resulting sales.

Operating profit for six months was $4.4 million versus $ 4.7 million in 1999. The slight decline was due to higher marketing expenses associated with increasing Qiao Xing's brand awareness and development of the Company's new special-functions telephone, which is expected to contribute to sales and profit growth in subsequent periods.

However, net income for the period rose to $2.8 million, or 25 cents per share on weighted average number of shares outstanding of 11,365,314, from $2.7 million, or 30 cents per share on 9,176,000 shares, in 1999. The increase in net income was attributable lower interest and other expenses compared to the year-earlier period. The higher number of outstanding shares in 2000 is the result of additional financings earlier in the year.

Commenting on the Company's outlook, Mr. Rui Lin Wu, chairman of Qiao Xing, said: "We plan to maintain our leadership role in China's burgeoning telecommunications market by remaining focused on R&D and new product development and eliminating unprofitable product lines. The development and successful introduction of our DECT and special-functions phone are the result of this strategy. We incurred significant up-front expenses in bringing these products to market, but their higher price points and higher margins, compared to other phones in our product line, will contribute to stronger top- and bottom-line results going forward.

"We also plan to continue expanding our distribution network in both local and foreign markets," added Mr. Wu. "As we strengthen our product line, we will be able to effectively compete in more markets, globally and in terms of product niches. We are looking forward to establishing additional agreements in the future.

Mr. Wu further commented on Qiao Xing's involvement in CDMA technology: "We recently obtained approval from the China Ministry of Information Industry to participate in a government-funded research and development project related to CDMA core technologies. This involvement is very encouraging from the standpoint of obtaining approval to manufacture and market CDMA telephones in China. Should we receive such approval, it would be an important step in further broadening the scope of our business and creating new profit-generating opportunities."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

                      Qiao Xing Universal Telephone, Inc.
                         Consolidated Income Statement




                                                                    Six months
                                             Six months ended     ended June 30,
                                               June 30, 2000           1999
                                                (Unaudited)         (Unaudited)
                                                   US$'000            US$'000
                                             ----------------     --------------
Sales, net                                         22,891             21,642
Cost of sales                                     (16,093)           (13,382)
                                                                  ----------
Gross profit                                        6,798              8,260
Selling expenses                                     (901)            (1,056)
Operating expenses                                 (1,503)            (2,490)
Interest expenses                                    (136)              (591)
Interest income                                        37                 91
Other Income (expenses), net                           (9)               (19)
                                                                  ----------
Income before tax                                   4,286              4,195
Provision for income tax                           (1,106)            (1,128)
                                                                  ----------
Income before minority interests                    3,180              3,067
Minority interests                                   (362)              (335)
                                                                  ----------
Net Income                                          2,818              2,732
                                                                  ==========
Weighted average number of shares outstanding  11,365,314          9,176,000
                                                                  ==========

Earnings per common share                            0.25               0.30
                                                                  ==========